Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2021 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
	2021	2020
	$ millions
Current assets
Cash and cash equivalents	455	286
Short-term deposits and restricted cash	22	564
Trade receivables	44	48
Short-term derivative instruments	1	-
Other current assets	28	22
Total current assets	550	920
Non-current assets
Investment in ZIM (associated company)	478	297
Investment in CPV (associated companies)	550	-
Long-term investment	233	235
Long-term deposits and restricted cash	55	72
Long-term prepaid expenses	45	45
Long-term derivative instruments	5	-
Deferred taxes, net	9	7
Property, plant and equipment, net	924	819
Intangible assets, net	217	1
Right-of-use assets, net	94	86
Total non-current assets	2,610	1,562
Total assets	3,160	2,482
Current liabilities
Current maturities of loans from banks and others	50	47
Short-term derivative instruments	10	39
Current tax liabilities	1	-
Trade and other payables	154	128
Current maturities of lease liabilities	17	14
Total current liabilities	232	228
Non-current liabilities
Long-term loans from banks and others	719	576
Debentures	282	296
Deferred taxes, net	105	94
Other non-current liabilities	30	1
Long-term derivative instruments	7	7
Long-term lease liabilities	14	4
Total non-current liabilities	1,157	978
Total liabilities	1,389	1,206
Equity
Share capital	602	602
Translation reserve	13	16
Capital reserve	17	(11)
Accumulated profit/(loss)	682	460
Equity attributable to owners of the Company	1,314	1,067
Non-controlling interests	457	209
Total equity	1,771	1,276
Total liabilities and equity	3,160	2,482

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2021	2020
	$ millions
Revenue	115	89
Cost of sales and services (excluding depreciation and amortization)	(79)	(58)
Depreciation and amortization	(13)	(7)
Gross profit	23	24
Selling, general and administrative expenses	(10)	(8)
Operating profit	13	16
Financing expenses	(12)	(7)
Financing income	6	7
Financing expenses, net	(6)	-
Net (loss)/gains related to Qoros	(2)	16
Gain related to ZIM dilution	10	-
Share in profit/(losses) of associated companies, net
- ZIM	172	(3)
- CPV	(11)	-
- Qoros	-	(4)
Profit before income taxes	176	25
Income tax benefit/(expense)	2	(5)
Profit for the period	178	20
Attributable to:
Kenon’s shareholders	180	15
Non-controlling interests	(2)	5
Profit for the period	178	20

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	3.34	0.28

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2021	2020
	$ millions
Cash flows from operating activities
Profit for the period	178	20
Adjustments:
Depreciation and amortization	13	7
Financing expenses, net	6	-
Net losses/(gains) related to Qoros	2	(16)
Gain related to ZIM dilution	(10)	-
Share in (profit)/losses of associated companies, net	(161)	7
Share-based payments	1	-
Income tax (benefit)/expense	(2)	5
	27	23
Change in trade and other receivables	-	4
Change in trade and other payables	(8)	(7)
Cash generated from operating activities	19	20
Dividend received from associated companies	3	-
Net cash provided by operating activities	22	20

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the three months ended March 31,
	2021	2020
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	545	11
Investment in long-term deposits, net	16	(16)
Acquisition of subsidiary, less cash acquired	(656)	-
Acquisition of property, plant and equipment	(45)	(28)
Reimbursement in respect of right-of-use asset	2	-
Proceeds from sale of investment in associated company	41	-
Long-term advance deposits and prepaid expenses	(1)	(55)
Payment of transactions in derivatives, net	-	(1)
Net cash used in investing activities	(98)	(89)

Cash flows from financing activities
Repayment of long-term loans and debentures, derivative financial instruments and lease liabilities	(56)	(4)
Investments of holders of non-controlling interests in the capital of a subsidiary	167	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	105	-
Receipt of long-term loans from banks and others	52	-
Short-term credit from banks and others, net	-	59
Payment in respect of derivative financial instruments, net	(2)	(1)
Costs paid in advance in respect of taking out of loans	(1)	-
Dividends paid to holders of non-controlling interests	-	(6)
Acquisition of non-controlling interests	-	(8)
Interest paid	(11)	(4)
Net cash provided by financing activities	254	36

Increase/(decrease) in cash and cash equivalents	178	(33)
Cash and cash equivalents at beginning of the year	286	147
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(9)	(3)
Cash and cash equivalents at end of the period	455	111

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the three months ended March 31, 2021
	OPC Israel	CPV	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	107	8	-	-	-	115
Depreciation and amortization	(11)	(2)	-	-	-	(13)
Financing income	3	3		-		6
Financing expenses	(10)	(2)	-	-	-	(12)
Net losses related to Qoros	-	-	-	(2)	-	(2)
Gain related to ZIM dilution	-	-	10	-	-	10
Share in (losses)/profit of associated companies	-	(11)	172	-	-	161
Profit/(loss) before taxes	11	(13)	181	(2)	(1)	176
Income taxes (expense)/benefit	(3)	5	-	-	-	2
Profit from continuing operations	8	(8)	181	(2)	(1)	178

	For the three months ended March 31, 2020
	OPC	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	89	-	-	-	89
Depreciation and amortization	(7)	-	-	-	(7)
Financing income	2	-	-	5	7
Financing expenses	(7)	-	-	-	(7)
Net losses related to Qoros	-	-	16	-	16
Share in losses of associated companies	-	(3)	(4)	-	(7)
Profit/(loss) before taxes	15	(3)	12	1	25
Income taxes	(4)	-	-	(1)	(5)
Profit/(loss) from continuing operations	11	(3)	12	-	20

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the period ended
	March 31,	December 31,	March 31,	March 31,
	2021	2020	2021	2020
	$ millions		$ millions
ZIM	478	297	172	(3)
CPV Fairview LLC	169	-	(2)	-
CPV Towantic LLC	117	-	3	-
CPV Maryland LLC	60	-	-	-
CPV Shore Holdings LLC	65	-	-	-
CPV Valley Holdings LLC	74	-	(12)	-
CPV Three Rivers LLC	65	-	-	-
Qoros*	-	-	-	(4)
				(111
	1,028	297	161	(7)

 *Qoros was accounted for as an associated company until April 2020, when we reduced our interest in Qoros from 24% to 12%.

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2021	2020
	$ millions	$ millions

Revenue	115	89
Cost of sales (excluding depreciation and amortization)	(79)	(58)
Depreciation and amortization	(13)	(7)
Gross profit	23	24
Selling, general and administrative expenses	(8)	(4)
Operating profit	15	20
Financing expenses	(12)	(7)
Financing income	6	2
Financing expenses, net	(6)	(5)
Share of losses of associated companies, net	(11)	-
(Loss)/profit before income taxes	(2)	15
Income taxes benefit/(expense)	2	(4)
Net profit for the period	-	11

Attributable to:
Equity holders of the company	2	8
Non-controlling interest	(2)	3
Net profit for the period	-	11

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the three months ended March 31,
	2021	2020
	$ millions
Cash flows provided by operating activities	24	24
Cash flows used in investing activities	(98)	(89)
Cash flows provided by financing activities	254	35
Increase/(Decrease) in cash and cash equivalents	180	(30)
Cash and cash equivalents at end of the period	233	78

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	March 31, 2021	December 31, 2020
	$ millions
Total financial liabilities[1]	1,051	921
Total monetary assets[2]	277	608
Investment in associated companies	550	-
Total equity attributable to the owners	671	520
Total assets	2,235	1,734

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents and debt service reserves (out of restricted cash)

Appendix C

Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s EBITDA, which is a non-IFRS financial measure.

OPC defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, share of losses of associated companies, net, and income tax expense. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended March 31, 2021
	$ millions
	Total

Net profit for the period	-
Depreciation and amortization	13
Financing expenses, net	6
Share of losses of associated companies, net	11
Income tax benefit	(2)
Adjusted EBITDA	28
Proportionate share of EBITDA of associated companies	18	[1]

For the three months ended March 31, 2020
$ millions
Total

Net profit for the period	11
Depreciation and amortization	7
Financing expenses, net	5
Income tax expense	4
EBITDA	27

1 Reconciliation of Net income to EBITDA for associated companies

For the three months ended March 31, 2021
$ millions
Total

Share of net loss for the period	(11)
Share of depreciation and amortization	8
Share of financing expenses, net	21
Share of EBITDA	18

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of March 31, 2021 and December 31, 2020 (in $ millions):

As at March 31, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	Keenan	Other	Total

Debt (including accrued interest)	289	322	207	55	71	107	1,051
Cash and cash equivalents and short-term deposits	104	47	4	6	11	68	240
Debt service reserves (out of restricted cash)[1]	-	23	14	-	-	-	37

As at December 31, 2020	OPC Energy	OPC-Rotem	OPC-Hadera	Other	Total

Debt (including accrued interest)	305	341	217	58	921
Cash and cash equivalents and short-term deposits	511	38	1	12	562
Debt service reserves (out of restricted cash)[1]	8	24	14	-	46

1 Including reserves used for guarantees of debt.

Appendix E

Definition of ZIM’s EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s EBITDA, which is a non-IFRS financial measure.

ZIM defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of EBITDA enables the comparison of operating performance between periods on a consistent basis. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

For the three months ended March 31, 2021
$ millions
Total

Net profit for the period	590
Depreciation and amortization	134
Financing expenses, net	39
Income tax expense	54
EBITDA	817

For the three months ended March 31, 2020
$ millions
Total

Net loss for the period	(12)
Depreciation and amortization	72
Financing expenses, net	34
Income tax expense	3
EBITDA	97